Press Release

CAE

CAE announces the final 2025 Annual and Special Meeting Board of Directors election results

Montreal, Canada, August 13, 2025 – (NYSE: CAE; TSX: CAE) CAE announces the final director election results from its 2025 Annual and Special Meeting of Shareholders. The following 13 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes against	Against (%)
Ayman Antoun	256,355,986	99.92%	217,827	0.08%
Sophie Brochu	248,776,836	96.96%	7,796,974	3.04%
Matthew Bromberg	256,450,571	99.95%	122,644	0.05%
Patrick Decostre	255,304,235	99.51%	1,269,577	0.49%
Elise Eberwein	254,365,361	99.14%	2,208,451	0.86%
Ian L. Edwards	255,280,011	99.50%	1,293,203	0.50%
Marianne Harrison	254,018,393	99.00%	2,555,420	1.00%
Peter Lee	256,428,182	99.94%	145,630	0.06%
Katherine A. Lehman	256,250,677	99.87%	323,136	0.13%
Mary Lou Maher	255,736,237	99.67%	836,976	0.33%
Calin Rovinescu	246,365,363	96.02%	10,208,447	3.98%
Patrick M. Shanahan	235,573,867	91.82%	20,999,344	8.18%
Louis Têtu	235,158,380	91.65%	21,415,430	8.35%

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we're everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Read our [FY25 Global Annual Activity and Sustainability Report]

CAE Contacts: General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514-734-5760, andrew.arnovitz@cae.com